SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for November 28, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Trading Update

Results of Annual General Meeting

SASOL LIMITED TRADING UPDATE

When Sasol announced its financial results for the year ended 30 June 2003, it advised in its profit outlook that ‘a dominating influence on overall financial performance is expected from the rand’s relationships with major currencies. If the prevailing strength of the rand persists, it is unlikely that rand earnings in the new financial year will match those of the 2003 financial year’.

Since then the rand has strengthened considerably and for forecasting purposes is expected to remain at around existing levels in the forthcoming months. While international oil prices have been slightly higher than expected, the resulting benefit to Sasol has been much less than the major adverse impact of the strong rand.

As a result, Sasol announces that its interim results for the six months ending 31 December 2003, will be substantially lower than the comparable result of the previous financial year, partly also because of the weaker global trading conditions that transpired in the recent reporting period. Because of the strong rand, the results for the full financial year ending 30 June 2004, are also expected to be substantially below those of the financial year ended 30 June 2003.

Other than the currency impact, the operating performance of all businesses is considered to be satisfactory. Improvements in chemicals margins have not materialised to the extent envisaged. The Group’s capital expansion programme is being managed within prevailing constraints and the gearing level is within the targeted range.

This forecast has been calculated using the same International Accounting Standards(IAS) used in the previous year.

The Independent Accountants Report on the profit forecast is available for inspection at the offices of Sasol.

Forward-looking statements disclaimer

In this announcement we have made certain statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable.  These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995.  Words such as “believe”, “expect”, “will” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved.  If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated.  The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our Annual Report under the Securities Exchange Act of 1934 on Form 20-F filed on October 27, 2003 and in other filings with the United States Securities and Exchange Commission.  Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise

Friday, November 28, 2003

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that, the results of the business conducted at the annual general meeting of Sasol Limited held in Secunda today, are as follows:

1.               the financial statements of the company as well as the reports of the directors and auditors for the year ended 30 June 2003 were accepted and adopted;

2.               Messrs W A M Clewlow, P V Cox, S Montsi, C B Strauss and T S Munday were re-elected for a further term of office in terms of Article 75(g) of the Company’s Articles of Association;

3.               Mrs E Le R Bradley and Messrs M S V Gantsho, A Jain and S B Pfeiffer were re-elected as directors in terms of article 75(h) of the Company’s Articles of Association;

4.               KPMG Incorporated was re-appointed as auditors of the company until the conclusion of the next Annual General Meeting.

5.               Special Resolution number 1 authorising the company to re-purchase up to a maximum of 10% of its issued shares was approved.

6.               Ordinary Resolution number 1 placing the balance of the unissued shares under control of the directors was withdrawn.

7.               Ordinary Resolution number 2 approving the revised annual fees payable to non-executive directors of the company was approved.

28 November 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2003

	By:	/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary